

Lawrence Chavez · 2nd

Founder, CEO at EveryDay Contacts, Inc.

Albuquerque, New Mexico, United States · 500+ connections ·

Contact info

 **EveryDay Contacts,**

Stanford University Graduate School of..

Experience



Founder, CEO
EveryDay Contacts, Inc.
May 2018 – Present · 2 yrs 8 mos
Albuquerque, New Mexico Area



Chief Executive Officer
Lotus Leaf Coatings
Jul 2010 – Present · 10 yrs 6 mos
Albuquerque, New Mexico Area

Lotus Leaf Coatings' mission is to enable our customers to provide a better user experience by providing our high-quality functional nano-coatings! Lotus Leaf Coatings develops, manufactures and distributes proprietary functional nano coatings that include an Easy to Clean Hydrophilic coating, a Super-Hydrophilic (water-loving) coating and a Super- **...see mor**



Board Member
ABQid, Inc.
May 2014 – Jan 2019 · 4 yrs 9 mos
Albuquerque, New Mexico Area

ABQid is New Mexico's leading start-up accelerator and seed investor, providing entrepreneurs with a structured approach to business formation and acceleration with the prospect of seed investment from ABQid's venture fund and exposure to regional venture capital firms

Venture Partner
Flywheel Ventures
Apr 2007 – Aug 2015 · 8 yrs 5 mos

Board of Directors
TransPecos El Paso Regional Center of Innovation & Commercialization
Mar 2009 – Jun 2012 · 3 yrs 4 mos

Show 4 more experiences ⌄

Education



Stanford University Graduate School of Business
Stanford Lation Entreprenuer Leaders Program
2017 – 2017



Texas A&M University - Mays Business School
Masters, Marketing, International Business
1993 – 1994



New Mexico State University
Bachelor of Accountancy, Accounting, Finance
1984 – 1990



